Exhibit 11

CORN PRODUCTS INTERNATIONAL, INC. (“CPI”)

Computation of Net Income

Per Share of Common Stock

(All figures are in millions except per share data)	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011
Average shares outstanding — Basic	76.8	76.6

Effect of dilutive securities:
Stock options and other	1.8	1.8
Average shares outstanding — Assuming dilution	78.6	78.4

Net income attributable to CPI	$79.3	$232.9

Net income per share of CPI:
Basic	$1.03	$3.04
Diluted	$1.01	$2.97